UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), and (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2*

COMPUTER SOFTWARE INNOVATIONS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

205395-10-6 (CUSIP Number)

January 25, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205395 10 6	13G	Page 2 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Nancy K. Hedrick
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power

505,381
6. Shared Voting Power

-0-
7. Sole Dispositive Power

505,381
8. Shared Dispositive Power

-0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

505,381
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☒

11.	Percent of Class Represented by Amount in Row (11)

14.5%
12.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 205395 10 6	13G	Page 3 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Thomas P. Clinton
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power

505,381
6. Shared Voting Power

-0-
7. Sole Dispositive Power

505,381
8. Shared Dispositive Power

-0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

505,381
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☒

11.	Percent of Class Represented by Amount in Row (11)

14.5%
12.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 205395 10 6	13G	Page 4 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Beverly N. Hawkins
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power

505,381
6. Shared Voting Power

-0-
7. Sole Dispositive Power

505,381
8. Shared Dispositive Power

-0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

505,381
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☒

11.	Percent of Class Represented by Amount in Row (11)

14.5%
12.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 205395 10 6	13G	Page 5 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

William J. Buchanan
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power

505,381
6. Shared Voting Power

-0-
7. Sole Dispositive Power

505,381
8. Shared Dispositive Power

-0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

505,381
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☒

11.	Percent of Class Represented by Amount in Row (11)

14.5%
12.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 205395 10 6	13G	Page 6 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Joe G. Black
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power

505,381
6. Shared Voting Power

-0-
7. Sole Dispositive Power

505,381
8. Shared Dispositive Power

-0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

505,381
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☒

11.	Percent of Class Represented by Amount in Row (11)

14.5%
12.	Type of Reporting Person (See Instructions)

IN

SCHEDULE 13G FOR

NANCY K. HEDRICK, THOMAS P. CLINTON, BEVERLY N. HAWKINS,

WILLIAM J. BUCHANAN AND JOE G. BLACK

Item 1.	Issuer

The issuer of the securities at issue in this Schedule 13G is Computer Software Innovations, Inc. (“Issuer”). The address of Issuer’s principal executive offices is 900 East Main Street, Suite T, Easley, South Carolina 29640.

Item 2.	Identity and Other Information of Persons Filing

Nancy K. Hedrick

	(a)	Nancy K. Hedrick.

	(b)	Ms. Hedrick’s business address is 900 East Main Street, Suite T, Easley, South Carolina 29640.

	(c)	Ms. Hedrick is a citizen of the United States of America.

	(d)	This Schedule 13G relates to the Common Stock of Issuer.

	(e)	The CUSIP Number is 205395 10 6.

Thomas P. Clinton

	(a)	Thomas P. Clinton.

	(b)	Mr. Clinton’s business address is 900 East Main Street, Suite T, Easley, South Carolina 29640.

	(c)	Mr. Clinton is a citizen of the United States of America.

	(d)	This Schedule 13G relates to the Common Stock of Issuer.

	(e)	The CUSIP Number is 205395 10 6.

Beverly N. Hawkins

	(a)	Beverly N. Hawkins.

	(b)	Ms. Hawkins’ business address is 900 East Main Street, Suite T, Easley, South Carolina 29640.

	(c)	Ms. Hawkins is a citizen of the United States of America.

	(d)	This Schedule 13G relates to the Common Stock of Issuer.

	(e)	The CUSIP Number is 205395 10 6.

William J. Buchanan

	(a)	William J. Buchanan.

	(b)	Mr. Buchanan’s business address is 900 East Main Street, Suite T, Easley, South Carolina 29640.

	(c)	Mr. Buchanan is a citizen of the United States of America.

	(d)	This Schedule 13G relates to the Common Stock of Issuer.

	(e)	The CUSIP Number is 205395 10 6.

Joe G. Black

	(a)	Joe G. Black.

	(b)	Mr. Black’s business address is 900 East Main Street, Suite T, Easley, South Carolina 29640.

	(c)	Mr. Black is a citizen of the United States of America.

	(d)	This Schedule 13G relates to the Common Stock of Issuer.

	(e)	The CUSIP Number is 205395 10 6.

Item 3.	Item 3 is not applicable. This filing is made pursuant to §240.13d-1(d).

Page 7 of 12 Pages

Item 4.	Ownership

Nancy K. Hedrick

	(a)	Amount beneficially owned: 505,381 shares

	(b)	Percent of class: 14.5%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: 505,381

		(ii)	Shared power to vote or to direct the vote: -0-

		(iii)	Sole power to dispose or to direct the disposition of: 505,381

		(iv)	Shared power to dispose or to direct the disposition of: -0-

Thomas P. Clinton

	(a)	Amount beneficially owned: 505,381 shares

	(b)	Percent of class: 14.5%

	(c)	Number of Shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: 505,381

		(ii)	Shared power to vote or to direct the vote: -0-

		(iii)	Sole power to dispose or to direct the disposition of: 505,381

		(iv)	Shared power to dispose or to direct the disposition of: -0-

Beverly N. Hawkins

	(a)	Amount beneficially owned: 505,381 shares

	(b)	Percent of class: 14.5%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: 505,381

		(ii)	Shared power to vote or to direct the vote: -0-

		(iii)	Sole power to dispose or to direct the disposition of: 505,381

		(iv)	Shared power to dispose or to direct the disposition of: -0-

William J. Buchanan

	(a)	Amount beneficially owned: 505,381 shares

	(b)	Percent of class: 14.5%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: 505,381

		(ii)	Shared power to vote or to direct the vote: -0-

		(iii)	Sole power to dispose or to direct the disposition of: 505,381

		(iv)	Shared power to dispose or to direct the disposition of: -0-

Joe G. Black

	(a)	Amount beneficially owned: 505,381 shares

	(b)	Percent of class: 14.5%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: 505,381

		(ii)	Shared power to vote or to direct the vote: -0-

		(iii)	Sole power to dispose or to direct the disposition of: 505,381

		(iv)	Shared power to dispose or to direct the disposition of: -0-

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable to this filing.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable to this filing.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable to this filing.

Item 8.	Identification and Classification of Members of the Group

DISCLAIMER OF BENEFICIAL OWNERSHIP

The reporting persons in this filing, namely, Nancy K. Hedrick, Thomas P. Clinton, Beverly N. Hawkins, William J. Buchanan, and Joe G. Black, acquired their shares of Issuer’s common stock on February 11, 2005 in connection with the merger of Computer Software Innovations, Inc., a South Carolina corporation, into Issuer. The individuals have been executive officers of Issuer since the merger, with the exception of Mr. Black, who retired from his position on May 5, 2005. In addition, Ms. Hedrick and Mr. Clinton have served on Issuer’s Board of Directors since February of 2005.

Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each of the five reporting persons named above disclaims beneficial ownership, for the purposes of Regulation 13G under the Exchange Act, of any shares of Common Stock held beneficially or otherwise by the other reporting persons. Each reporting person named above declares that the filing of this statement shall not be construed as an admission that he or she is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement other than those shares of Common Stock expressly set forth in this statement as being beneficially owned by him or her.

Item 9.	Notice of Dissolution of Group

Not applicable to this filing.

Item 10.	Certification

Not applicable to this filing.

Page 8 of 12 Pages

Material to be Filed as Exhibits

See the Exhibit Index attached to this Schedule 13G.

Page 9 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2007	/s/ Nancy K. Hedrick
Nancy K. Hedrick

Date: February 13, 2007	/s/ Thomas P. Clinton
Thomas P. Clinton

Date: February 13, 2007	/s/ Beverly N. Hawkins
Beverly N. Hawkins

Date: February 13, 2007	/s/ William J. Buchanan
William J. Buchanan

Date: February 13, 2007	/s/ Joe G. Black
Joe G. Black

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. § 1001).

Page 10 of 12 Pages

EXHIBIT INDEX

Exhibit	Description
A	Agreement to Joint Filing, dated February 12, 2007

Page 11 of 12 Pages

EXHIBIT A

Agreement to Joint Filing

of Schedule 13G

Dated February 12, 2007

We agree to jointly submit this Schedule 13G, and any subsequent amendments thereto, which is filed on behalf of each of us individually.

/s/ Nancy K. Hedrick
Nancy K. Hedrick

/s/ Thomas P. Clinton
Thomas P. Clinton

/s/ Beverly N. Hawkins
Beverly N. Hawkins

/s/ William J. Buchanan
William J. Buchanan

/s/ Joe G. Black
Joe G. Black

Page 12 of 12 Pages